April 3, 2025

Kit Shing Cheung
Chief Executive Officer
Thrive Capital Group Co., Ltd
Room 1109, 11/F, Tai Yau Building
No. 181 Johnston Road, Wanchai, Hong Kong

       Re: Thrive Capital Group Co., Ltd
           Draft Registration Statement on Form F-1
           Submitted March 6, 2025
           CIK No. 0002058349
Dear Kit Shing Cheung:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted March 6, 2025
Cover Page

1. Please revise your cover page to disclose what percentage of the Controlling
       Shareholder's voting power will stem from the Class B Ordinary Shares.
2. Please revise your disclosure on the cover page to clearly indicate that Etoiles
       Consultancy and Etoiles Financial are wholly-owned subsidiaries of the BVI intermediary company and that the BVI intermediary company is wholly-owned by the company.
 April 3, 2025
Page 2
3. Please state whether any transfers, dividends, or distributions have been made to date between the holding company, Zynergy BVI, the operating entities, or to investors, and quantify the amounts where applicable. If no transfers, dividends, or distributions have been made, please clearly affirm this fact in your disclosure. Please make similar disclosure in your section regarding cash transfers beginning on page 3.
4. Please clarify the definitions of "we," "us," and "our" as used throughout the prospectus. In this regard, we note that on the cover page you state that such references are to Thrive Cayman, while on pages iii and 1 you define "we, "us," and
       "our" as including Thrive Cayman and its subsidiaries. Please ensure it is clear to investors which entity the disclosure throughout the document is referencing and which subsidiaries or entities are conducting business operations. Prospectus Summary, page 1

5. We note your disclosure that "[w]e conduct our operation through our indirect wholly-
       owned Hong Kong Operating Subsidiaries, Etoiles Consultancy and Etoiles Financial." However, we note from your disclosure on page F-7 that
Etoiles Financial
       does not currently have a principal activity. Please revise throughout your prospectus to clarify the current and anticipated role of Etoiles Financial. Permission Required from Mainland China Authorities, page 4

6. Please expand your disclosure to clarify that legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong. In that regard, please revise your disclosure regarding permissions or approvals required from PRC authorities to discuss each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Additionally, we note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions regarding whether permissions or approvals from Chinese authorities are required to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. Please add similar disclosure to the risk factors related to such permissions and approvals.
Risk Factors
Risks Related to Our Business, page 17

7. We note that you had one client in the year ended December 31, 2023 and 22 clients in the year ended December 31, 2024. Please revise to add a risk factor that discusses the material risks associated with your reliance on a limited number of clients.
Our reputation may be adversely affected if third parties to whom we outsource..., page 18

8. We note that you outsource a portion of your services to third parties. Please revise to disclose the type of business or projects that you outsource and, if material, the amount of business that you outsource to such third parties.
Our results of operation may be materially and adversely affected by a downturn..., page 20

9. You state that "[a] substantial portion of our operations are currently located in Hong
       Kong..." We note that both of your operating subsidiaries are Hong Kong entities. To
 April 3, 2025
Page 3

       the extent you have operations outside of Hong Kong, please revise here and throughout to state as much. Additionally, we note your statement that recent global economic conditions, including inflationary pressures and high interest rate, have affected your profitability in Hong Kong and mainland China. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.
Risks Related to Doing Business in Hong Kong
Recent joint statements by the SEC and PCAOB..., page 23

10. Please revise your disclosure throughout to clarify where your auditor is headquartered. We note that in this risk factor, you state that your auditor, SRCO,
       C.P.A., Professional Corporation, is headquartered in Hong Kong.
Elsewhere
       throughout the registration statement, including on the cover page, you state that your auditor is headquartered in New York, USA.
You may experience difficulties in effecting services of process..., page 23

11. We note your statement that "all of our senior executive officers and directors reside within Hong Kong for a significant portion of the time." However, we also note your statement in the risk factor on page 35 that "a majority of our directors and officers reside outside the United States." Please revise for consistency. Industry Overview, page 56

12. We note your reference to the industry report commissioned by you and prepared by
       Cundi Solution Limited. Please file Cundi Solution Limited's written consent as an exhibit to this registration statement in connection with the use of their expert report or explain why you do not believe you are required to do so. See Rule 436 of the
       Securities Act of 1933.
Business
Our Mission, page 61

13. We note your mission is "to become a leading integrated investor relation services provider in Hong Kong." Please revise to state how you measure "leading" in this instance (e.g. revenues, number of customers, etc.).
Management
Employment Agreements with Executive Officers, page 76

14. We note your disclosure that you have entered into employment agreements with your executive officers. To the extent applicable, please file any such contracts as exhibits to the registration statement and revise to include a summary of the material terms of each agreement. Refer to Item 601(b)(10)(iii)(A). Additionally, we note that you have included a placeholder for a Form of Employment Agreement with your Chief
       Executive Officer. Once available, please file the executed agreement. General

15. We note you define "shares," "Shares," and "Ordinary Shares" as referring to both your Class A Ordinary Shares and Class B Ordinary Shares. Please revise your
 April 3, 2025
Page 4

       disclosure throughout the registration statement to clearly distinguish between the
       Class A Ordinary Shares and Class B Ordinary Shares when discussing the offered securities. For example, we note that you state on page 5 that "[i]nvesting in our
       Shares involves risks." In this and similar circumstances, please revise to clarify that the only securities currently available for investment through the registration statement are Class A Ordinary Shares.
16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act.
       Please contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Cara Wirth at 202-551-7127 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Lawrence Venick